EXHIBIT 99.1

Thursday March 23

Company Press Release

DIALOG REFOCUSES ON FAST GROWING TECHNOLOGY DIVISIONS; SELLS
INFORMATION SERVICES DIVISION TO THE THOMSON CORPORATION AND RAISES $44 MILLION TO FUND COMPANY TO BE NAMED BRIGHT STATION PLC

                                 LONDON & CARY, N.C. -23 March, 2000 -- The
                                 Dialog Corporation (LSE: DLG, NASDAQ:DIAL), a leading provider of Internet-based information, technology and e-commerce solutions, today announced the proposed refinancing and restructuring of the Group through the sale of its Information Services Division (ISD) to The Thomson Corporation [TSE: TOC] which will enable the repayment of all the Group's outstanding senior and high yield debt. Separately, Dialog reported financial results for the year ended December 31, 1999.

                                 The overall effect of these proposals is to reposition the Group - which will be renamed Bright Station plc
                                 (http://www.brightstation.com) - to focus on its eCommerce and Web Solutions businesses, with an additional (pound)27.9 ($44) million of new equity investment. These divisions can now be developed to their full potential. The Board is also proposing the creation of an investment business that will focus on developing promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and new capital.

                                 The following is a summary of the details of the agreements and proposed actions:

                                 o   The sale of the Information Services
                                     Division (ISD) for $275 million in cash to The Thomson Corporation.
                                 o The formation of a strategic alliance with The Thomson Corporation consisting of:
                                     o   An equity investment of (pound)15.9
                                         ($25) million in Bright Station plc
                                     o   Licensing agreements for Bright
                                         Station's technologies and software



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                                     o   The provision of content reseller
                                         rights to Bright Station
                                 o The consideration for the sale will be used to settle the Group's outstanding high yield and senior debt obligations in full. A (pound)12 ($19) million equity investment in Bright Station by JIYU
                                 o Holdings, a company involved in numerous global high technology businesses.
                                 o Bright Station will retain all of Dialog's eCommerce (ECD) and Web Solutions (WSD) technology assets and brands - including InfoSort(R), Muscat(R), WebTop(R),
                                     WebCheck(R), Sparza(R), OfficeShopper(R) and the Knowledge Management business.
                                 o Combined WSD and ECD revenues, which will form the core of Bright Station assuming shareholder and bondholder approval of the pending ISD sale to Thomson, rose significantly to (pound)9.3 million in 1999, compared to (pound)4.1 million in 1998.
                                 o   The creation of a new Internet Ventures
                                     Division (IVD) offering a unique
                                     combination of the Company's technologies, management expertise and capital to support new Internet and eCommerce start-ups.
                                 o   The appointment of entrepreneur and
                                     Internet venture capitalist Matthew Freud
                                     (Oxygen Holdings) to the investment panel of the Bright Station IVD, and Dialog/Bright Station Chief Executive Dan Wagner will be appointed to the investment panel of Oxygen Holdings.
                                 o Proposals are subject to shareholder and bondholder approval.

                                 Allen Thomas, Chairman of The Dialog
                                 Corporation, stated:

                                 "The Company has many exciting opportunities across all of its divisions, which we have largely been unable to capitalise upon due to Dialog's highly leveraged capital structure, dating back to the Knight-Ridder Information acquisition. After months of in depth review and discussions with multiple parties, the Board is pleased to present an exciting plan to resolve the Group's capital constraints while also positioning the Company, with a strong capital footing, to pursue a range of attractive high growth opportunities rooted in the Group's broad base of technology, service and personnel assets.

                                 Bright Station's experienced and
                                 entrepreneurial executive team will now be able to focus their energies on building our fast-growing Web Solutions (WSD) and eCommerce divisions (ECD). This will enable the Company to capitalise on our cutting-edge portfolio of technologies and services in order to pursue the myriad market opportunities afforded by


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                                 the digital economy and leveraging the added
                                 value that will come from the new Internet
                                 Ventures Division (IVD). We will pursue a strategy of value creation that will involve seeking independent public listings and/or strategic alliances for the various business units at the appropriate stage in their respective development.

                                 Further, by aligning the new Group with an alliance with Thomson, one of the world's information industry leaders, Bright Station will be provided with a range of financial, strategic and operational benefits.

                                 In summary, after a full and thorough
                                 examination of the opportunities available to the Company over the last year, the Board is confident that these proposals represent the best possible way forward for the Group and are in the best long-term interests of our shareholders, customers and employees."

                                 For further information please contact:

                                 The Dialog Corporation plc
                                 Dan Wagner, Chief Executive
                                              0171 930 6900
                                              dan_wagner@dialog.com

                                 David Mattey, Finance Director
                                              0171 930 6900
                                              david_mattey@dialog.com

                                 Investor Relations
                                 The Hogarth Partnership (UK)
                                 John Olsen
                                              0171 357 9477
                                              jolsen@hogarthpr.co.uk

                                 Jaffoni and Collins (US)
                                 David Collin
                                              (212) 835 8500
                                              dial@jcir.com

                                 The full details are as follows:

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                                 Introduction -


                                 The Dialog Corporation, a leading provider of Internet-based information, technology and e-commerce solutions, today announced the proposed refinancing and restructuring of the Group through the sale of its Information Services Division (ISD) to The Thomson Corporation which will enable the repayment of all the Group's outstanding senior and high yield debt.

                                 The overall effect of these proposals is to reposition the Group - which will be renamed Bright Station plc
                                 (http://www.brightstation.com) - to focus on its eCommerce (ECD) and Web Solutions (WSD) businesses, with an additional (pound)27.9 ($44) million of new equity investment. These divisions can now be developed to their full potential. The Board is also proposing the creation of an investment business that will focus on developing promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and new capital.

                                 The directors believe that the sale of ISD represents the best way forward as a means to addressing the Group's debt burden and unlocking the potential of all the divisions.

                                 The divestiture and new equity investments are conditional upon a number of matters including the approval of Dialog's shareholders, which will be sought at an Extraordinary General Meeting (EGM) of the Company. A circular detailing the transaction and containing a notice convening an EGM, at which resolutions to approve the Sale will be proposed, will be sent to shareholders in due course.

                                 Background and Rationale For Strategic
                                 Repositioning

                                 a)  Knight Ridder Information acquisition

                                 In November 1997, the Company acquired the
                                 Knight Ridder Information Inc. (KRII) online information business including the Dialog and DataStar brands and its technology assets. The acquisition was funded by a combination of equity, senior debt and high yield notes. Following the completion of needed restructuring and cost reduction efforts through 1998, the Company took its first step in February 1999 in focusing on its three principal areas of opportunity, splitting the Group into three major divisions: ISD, which contained the information products and services; WSD containing technology patents and resources, the InfoSort content indexing and Muscat natural language search technologies, and the


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                                 WebTop/WebCheck and K-Working solutions; and
                                 ECD containing the OfficeShopper and Sparza products and business-to-business eCommerce technologies.

                                 Through 1998 and 1999, we focused limited investment resources on our WSD and ECD businesses, enabling the launch of our K-Working solutions (contracts signed with the DTI and the BBC plus an important partnership with Fujitsu of Japan), our WebTop.com search engine, our Sparza eCommerce software solutions and OfficeShopper business supplies eCommerce service. Nevertheless, the advancement of growth opportunities across all three divisions remained constrained by the Company's capital structure and lending covenants which increasingly ran contrary to Dialog's growth objectives in its three clearly defined business areas.

                                 b) Strategic review

                                 To resolve these investment constraints and better position the Company to pursue growth in its businesses, the Group commenced a formal strategic review in 1999 in conjunction with its financial advisers. This thorough, time-consuming and exhaustive process involved months of management discussions with various third parties and the examination of a broad range of opportunities.

                                 The Board has long held the view that both the eCommerce and Web Solutions divisions have very strong technology platforms capable of delivering significant shareholder value, but that this potential could not be fully realised given the Group's capital constraints. The Board's view was confirmed during the strategic review period, which resulted in a number of expressions of interest from third parties concerning all or part of the Company's activities, giving rise to the concept that the divestiture of the ISD could cure the Group's liquidity constraints while enabling the retention of the divisions possessing the most significant unrealised value and growth potential. Furthermore, the Board firmly believes that the divestiture of the ISD would also create greater transparency for the value and opportunity of the WSD and ECD.

                                 As a result of the proposed transactions, Bright Station will be made up of the existing WSD, focused on leveraging its Muscat and InfoSort technology assets to develop knowledge management (K-Working) and Web search engine (WebTop/WebCheck) businesses; the existing ECD, focusing on the supply of eCommerce services (OfficeShopper) and

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                                 technologies (Sparza); and the new Internet
                                 Ventures Division (IVD), which will act as an incubator injecting a combination of the Company's technologies, management expertise, and capital into promising new Internet and eCommerce start-ups.

                                 c) ISD sale

                                 Concluding the strategic review process, your Board has determined that the sale of the ISD and the consequent application of the proceeds to retire all outstanding debt presents the best way forward to providing appropriate funding to the Company's technology-based operations and restoring the opportunity to deliver enhanced shareholder value. Accordingly, the Company has agreed to dispose of the ISD division, comprised of the Dialog, DataStar, Profound and TradStat ranges of products, to The Thomson Corporation for a consideration of $275 million in cash. Additionally, Bright Station will retain content distribution rights under a royalty arrangement.

                                 In the year ended 31 December 1999, the ISD generated profit before tax of (pound)19.3 million (1998: (pound)25.5 million) on turnover of (pound)165.1 million (1998: (pound)165.3 million). As at 31 December 1999, the ISD had net assets of (pound)39.4 million (1998:
                                 (pound)42.1 million).

                                 Under Thomson, ISD will benefit from greater capital resources that can be devoted to the business as well as from the synergies inherent in Thomson's existing and substantial content collection and global infrastructure. Thomson will retain the structure and product lines currently ascribed to ISD, and existing staff and management will remain in place. Consequently, both parties envisage that the transfer of operations will be virtually seamless for staff, customers and suppliers.

                                 In addition, The Thomson Corporation will enter into a strategic alliance with the new company regarding licensing and distribution agreements for Bright Station's technologies. Specifically, Thomson will be using the search and structure technologies under licence to facilitate the provision of ISD solutions and will also become a distributor for Bright Station's K-Working products.

                                 d) Debt Repayment

                                 As part of the overall refinancing proposals, the Group appointed Wasserstein Perella & Co Inc. to advise and manage the process of

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                                 retiring the Company's $180 million in high
                                 yield Notes and $87 million Senior Credit facility. As a consequence, the Company has tendered for 100% of the Bonds at par, which requires the consents of holders of 95% of the issue.

                                 e) Strategic Equity Stakes

                                 As part of the refinancing proposals, Thomson has agreed to subscribe for 9,297,290 new ordinary shares at 170.5p per share. The aggregate cash consideration of Thomson's investment is (pound)15.9 ($25) million, accounting for 4.9 % of the Group's equity on a fully diluted basis. The Board firmly believes that Thomson's investment and ongoing strategic interest in Bright Station is a very strong validation of its technology platforms and prospects.

                                 In addition, JIYU Holdings Limited - a company with global interests in a variety of industries including the technology sector, has agreed to subscribe for 7,038,123 new ordinary shares at 170.5p per share. The aggregate cash consideration of JIYU Holding's investment is (pound)12 ($19) million, accounting for 3.7 % of the Group's equity on a fully diluted basis. With subsidiary businesses active in the areas of TV/PC convergence and satellite broadcast technology, the Board believes that JIYU represents an important strategic and financial partner for Bright Station plc.

                                 Group post ISD sale

                                 After the sale of ISD, the Board believes that Bright Station will be well placed to take advantage of its growth opportunities with a strong capital position and no debt obligations. Additionally, management will be able to concentrate its full energy on developing, marketing and selling the WSD and ECD products and services - such as the WebTop.com search engine, WebCheck desktop concept-based searching application, k-working knowledge management software tools, Sparza eCommerce software solutions, and the OfficeShopper B2B eCommerce service.

                                 The Board believes that search, structuring and eCommerce technologies will be the fundamental backbone of Internet and eCommerce businesses in the 21st century.


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                                 Management's Technology Credentials


                                 The executive management team of Dialog has consistently demonstrated its expertise in successfully anticipating and developing products and services and technical innovations to lead into existing markets and develop new markets. In its formative years, the Group successfully developed and introduced InfoSort as an innovative tool for intelligent filing and searching of diverse databases. This product has been further developed and improved in subsequent applications that have been instrumental in creating added value for Dialog's customers whether it is through Web Solutions such as the strategic alliance with Fujitsu or the development of the recently launched WebCheck desktop application.

                                 In addition the management team were amongst the first to recognise and anticipate the impact of the Internet's potential to deliver information to end users and the requirements for browser based intuitive products that could be utilised by business users and consumers alike. The Company has also constructed new technologies that are well positioned to take advantage of the new digital economy. The management of your Company has also been successful in securing large contracts with, for example, the DTI, BBC, Fujitsu, and Freeserve.

                                 a) Web Solutions Division - WSD

                                 WSD is the "search and structure" technology division. It owns the intellectual property rights for the Company's proprietary InfoSort(R) automatic indexing and Muscat(R) probabilistic searching technologies. The focus of the division is to leverage these technology assets individually or together in the form of various commercial applications such as its WebTop.com Internet search engine, WebCheck concept-based desktop search application, and K-Working suite of knowledge management tools.

                                 b) eCommerce Division - ECD

                                 ECD is the eCommerce technology arm of the Company. It owns the intellectual property rights to its proprietary Sparza eCommerce software. The focus of the division is to leverage its eCommerce technology assets both in providing business-to-business eCommerce software solutions to businesses, manufacturers, wholesalers and resellers, and through eCommerce services such as OfficeShopper - an award-winning Internet-based supplier of business supplies. OfficeShopper will continue to grow its user base through both direct

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                                 sales and through alliances with
                                 consumer-focused partners such as Freeserve.

                                 Once the business reaches sufficient maturity, and when prevailing market conditions are suitable, it is our intention to pursue the public floatation of this business in order to directly fund its continued growth as well as to better highlight its intrinsic value within the financial markets.

                                 c) Internet Ventures Division - IVD

                                 IVD will seek to develop in-house and to assist externally generated business opportunities in the Internet and eCommerce areas. It will do this with the application of the Company's proprietary search, structuring and eCommerce technologies, management expertise and investment capital. The Board also has proposed a strategic relationship with leading UK Internet incubator Oxygen Holdings plc. Oxygen Board Member Matthew Freud will join the panel of Bright Station's IVD and Bright Station plc Chief Executive Dan Wagner will be appointed to the investment committee of Oxygen Holdings. These mutually beneficial relationships are expected to benefit Bright Station by providing it access to an even greater pool of strategic support as well as technology business and investment opportunities.

                                 Change of Name

                                 A resolution proposing the change of the Company's name to Bright Station plc will be tabled for consideration at the Extraordinary General Meeting (EGM).

                                 Current Trading and Prospects

                                 Preliminary Results to 31st December 1999

                                 Full-Year Financial Summary

                                      1999 Group revenues rose 2% to (pound)174
                                      ($281.2) million, compared to 1998 levels;
                                           The increase was driven by revenues
                                           from Dialog's strategic partnership
                                           with leading technology conglomerate
                                           Fujitsu, which favourably benefited
                                           the Company's Web Solutions Division
                                           (WSD);

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                                      Operating profit amounted to (pound)15.1
                                      ($24.3) million against (pound)20.7
                                      ($33.4) million for 1998, reflecting
                                      provisions against investments (as
                                      described below) and seasonally weak
                                      trading in the Final Quarter ISD revenues decreased marginally from (pound)165.3 ($266.4) million in 1998 to (pound)165.1
                                      ($266.1) million in 1999 WSD revenues
                                      increased 97.5% to (pound)7.9 ($12.7)
                                      million in 1999, compared to 1998; and ECD revenues reached (pound)1.4 ($2.3) million in the divisions first full year of trading

                                 Operational Highlights

                                      WebTop.com, a new concept-based search
                                      engine, revolutionising the way in which people can search the Internet, was previewed by Dialog in December 1999 and launched in March 2000; WebCheck, a concept-based searching tool featuring "drag and drop" technology for searching an entire sentence, paragraph, document or email, was recently introduced as a complementary, desktop application of WebTop; Dialog launched a new suite of global knowledge management software products under the "K-Working" brand name, in the latter part of 1999; End-user Internet portals, which accept credit card payments for usage were introduced, in conjunction with a corporate alliance with Netscape Communications; Fujitsu unveiled its first Japanese product incorporating Dialog's proprietary InfoSort indexing technology; Dialog raised its strategic investment stake in natural language searching tool company, Muscat Ltd., from 70% to 100%; and, The world's first Web-based trade statistics resource - TradStat Web (www.tradstatweb.com) - was launched by Dialog in November.

                                 During much of the fourth quarter, management and the Board focused their collective efforts on resolving the Company's debt situation, which has culminated in today's announcement of the proposed sale of the Information Services Division (ISD) to The Thomson Corporation. As discussed, this sale will allow the Company to pay off its outstanding debt in full, and importantly, invest needed capital in its other, fast-growing divisions as well as a new third division focused on


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                                 investment in and the nurturing of, promising
                                 Internet and high-tech business start-ups.

                                 Several non-recurring items impacted the
                                 Group's 1999 results, including provisions against investments of (pound)4.6 ($7.4) million relating to investments in 4th Network (now renamed eHotel) and Frost and Sullivan. Additionally, the Group recorded an approximate (pound)1.6 ($2.6) million increase in Amortisation of Development Costs, compared to 1998. Renegotiations of Dialog's Senior Bank Facility in November 1999 also added (pound)0.5 ($0.8) million one-time costs related to legal and advisory fees.

                                 Assuming shareholder and bondholder approval of the proposed sale of ISD to Thomson, the Group expects to report a one-off loss relating to the transaction in the first half of 2000. In the absence of the proposed sale, the Group faces issues with regard to working capital and near term debt servicing payments which it would find extremely challenging to address from any alternative sources of funds.

                                 Since the year end, Dialog's eCommerce division
                                 (ECD) entered into an exclusive alliance with leading UK Internet service provider Freeserve plc (NASDAQ:FREE; LSE:FRE), to provide a co-branded version of Dialog's OfficeShopper via the business channel of Freeserve's Internet portal, at http://www.freeserve.net.

                                 Board

                                 The impact of the proposal will be to
                                 significantly alter the Group's operational structure and in particular dramatically reduce the current head count, as employees of ISD will be transferred to Thomson. Accordingly, it is intended that the executive Board will be comprised of Dan Wagner and David Mattey. Patrick Sommers, Ciaran Morton, Jason Molle and Stephen Maller will be moving with the ISD division to The Thomson Corporation and will therefore resign their executive responsibilities. However, Patrick Sommers will remain a non-executive director of Bright Station.

                                 Extraordinary General Meeting (EGM)

                                 An EGM of the Company will be held at which resolutions will be proposed to approve the Sale. A Circular outlining these proposals together with a notice of the EGM will be sent to shareholders in due

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                                 course. It is a condition of the Sale that a
                                 majority of Shareholders vote to approve the transaction.

                                 Summary

                                 In summary, your Directors believe that the Proposals address the two key objectives identified in the strategic review of eliminating the debt burden, whilst repositioning the Group on two core divisions, which have exhibited significant growth and will now have secure cash resources to support their future development.

                                 After completion of the Sale, the Company will be well placed to take advantage of its growth opportunities without the challenges inherent in servicing a large debt position. Management will be able to concentrate their full energies on developing the WSD and ECD products and will be in possession of the funds to aid that expansion.

                                 Allen Thomas
                                 Chairman

                                 For Further Information please contact:

                                 The Dialog Corporation plc
                                 Dan Wagner, Chief Executive
                                             0171 930 6900
                                             dan_wagner@dialog.com

                                 David Mattey, Finance Director
                                             0171 930 6900
                                             david_mattey@dialog.com

                                 Investor Relations
                                 The Hogarth Partnership (UK)
                                 John Olsen
                                              0171 357 9477
                                              jolsen@hogarthpr.co.uk

                                 Jaffoni and Collins (US)
                                 David Collin
                                               (212) 835 8500
                                               dial@jcir.com


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